CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Offering Price Per Unit	Aggregate Offering Price	Amount of Registration Fee(2)
Common Units representing limited partner interests	2,300,000	$23.65	$54,395,000	$5,478(1)

(1)	Includes 300,000 additional common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	The registration fee, calculated in accordance with Rule 457(r), is being transmitted to the SEC on a deferred basis pursuant to Rule 456(b).

Filed Pursuant to Rule 424(b)(5)
Registration Number 333-210264

PROSPECTUS SUPPLEMENT

(To prospectus dated March 18, 2016)

2,000,000 Common Units

StoneMor Partners L.P.

Representing Limited Partner Interests

We are selling 2,000,000 common units representing limited partner interests in us pursuant to this prospectus supplement and the accompanying prospectus.

Common units are traded on the New York Stock Exchange under the symbol “STON.” On April 14, 2016, the last reported sale price of common units on the New York Stock Exchange was $24.65 per common unit.

You should consider the information set forth in “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 7 of the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before buying common units.

	Per Common Unit	Total
Public Offering Price	$23.65	$47,300,000
Underwriting discount	$1.05	$2,100,000
Proceeds before expenses, to us	$22.60	$45,200,000

The underwriters may purchase up to an additional 300,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about April 20, 2016.

Bookrunner

RAYMOND JAMES

Senior Co-Managers

JANNEY MONTGOMERY SCOTT		WUNDERLICH
Co-Managers
BB&T CAPITAL MARKETS		LADENBURG THALMANN

The date of this prospectus supplement is April 15, 2016.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering of common units in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying prospectus, which provides general information. Generally, unless the context otherwise requires, when we refer to this “prospectus,” we are referring to both documents combined, as well as to the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The sections captioned “Where You Can Find More Information” and “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus are superseded in their entirety by the similarly titled sections included in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell common units and seeking offers to buy common units only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the Securities and Exchange Commission, or the SEC, and incorporated herein by reference, is accurate only as of their respective dates or other dates which are specified in those documents, regardless of the time of delivery of this prospectus or of any sale of the common units. Our business, financial condition, results of operations and prospects may have changed since those dates.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus, including, but not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management, assumptions regarding our future performance and plans and any financial guidance provided or guidance related to our future distributions, as well as certain information in our filings with the SEC incorporated by reference in this prospectus, are forward-looking statements.

Generally, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend (including, but not limited to our intent to maintain or increase our distributions),” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements.

These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated or implied. Our major risk is related to uncertainties associated with the cash flow from our pre-need and at-need sales, our trusts and financings, which may impact our ability to meet our financial projections, our ability to service our debt and pay distributions, and our ability to increase our distributions.

S-ii

Our additional risks and uncertainties include, but are not limited to, the following:

•	uncertainties associated with future revenue and revenue growth;

•	uncertainties associated with the integration or anticipated benefits of our recent acquisitions or any future acquisitions;

•	our ability to complete and fund additional acquisitions;

•	the effect of economic downturns;

•	the impact of our significant leverage on our operating plans;

•	the decline in the fair value of certain equity and debt securities held in our trusts;

•	our ability to attract, train and retain an adequate number of sales people;

•	uncertainties associated with the volume and timing of pre-need sales of cemetery services and products;

•	increased use of cremation;

•	changes in the death rate;

•	changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies;

•	our ability to successfully implement a strategic plan relating to achieving operating improvements, strong cash flows and further deleveraging;

•	our ability to successfully compete in the cemetery and funeral home industry;

•	litigation or legal proceedings that could expose us to significant liabilities and damage our reputation;

•	the effects of cybersecurity attacks due to our significant reliance on information technology;

•	uncertainties relating to the financial condition of third-party insurance companies that fund our pre-need funeral contracts; and

•	various other uncertainties associated with the death care industry and our operations in particular.

Forward-looking statements contained or incorporated by reference in this prospectus supplement present our views only as of the date of the applicable document containing such forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in “Risk Factors” and other sections in this prospectus supplement, the accompanying prospectus and in our SEC filings that are incorporated by reference herein. See “Where You Can Find More Information” in this prospectus supplement. Except as required by federal and state securities laws, we assume no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by us, whether as a result of new information, future events or otherwise.

S-iii

SUMMARY

This summary highlights information about our business and about this offering contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein in their entirety, including the risk factors and our financial statements and related notes, before making an investment decision. You should carefully consider the information set forth under “Risk Factors” beginning on page S-12 of this prospectus supplement and page 7 of the accompanying prospectus about important risks that you should consider before buying common units in this offering. Unless we indicate otherwise, the information we present in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

In this prospectus supplement, unless the context otherwise requires, references to “we,” “us,” “our,” or the “Partnership” are to StoneMor Partners L.P., its subsidiaries and its general partner collectively and references to “our general partner” refer to StoneMor GP LLC, the general partner of StoneMor Partners L.P.

StoneMor Partners L.P.

We are the second largest owner and operator of cemeteries in the United States. As of December 31, 2015, we operated 307 cemeteries in 27 states and Puerto Rico. We own 276 of these cemeteries and we manage or operate the remaining 31 under lease, management or operating agreements with the nonprofit cemetery corporations that own the cemeteries. As of December 31, 2015, we also owned and operated 105 funeral homes in 19 states and Puerto Rico. Forty-seven of these funeral homes are located on the grounds of the cemeteries that we own.

We were formed as a Delaware limited partnership in April 2004. Unlike certain of our competitors that are not treated as partnerships for federal income tax purposes, our primary business objective is to increase distributable cash flow over time for our unitholders. We aim to set unitholder distributions at a level that can be sustained over time while maintaining resources sufficient for the ongoing stability and growth of our business. We are the only one of the three publicly traded U.S. death care companies that derives a majority of its revenue from cemetery operations rather than funeral home services. For the year ended December 31, 2015, our total revenues were approximately $305.6 million.

The cemetery products and services that we sell include the following:

Interment Rights	Merchandise	Services
• burial lots • lawn crypts • mausoleum crypts • cremation niches • perpetual care rights	• burial vaults • caskets • grave markers and grave marker bases • memorials	• installation of burial vaults • installation of caskets • installation of other cemetery merchandise • other service items

We sell these products and services both at the time of death, which we refer to as at-need, and prior to the time of death, which we refer to as pre-need. Our sales of real property, including burial lots (with and without installed vaults), lawn and mausoleum crypts and cremation niches, generate qualifying income sufficient for us to be treated as a partnership for federal income tax purposes. In 2015, we performed 54,837 burials and sold 37,086 interment rights (net of cancellations). Based on our sales of interment spaces in 2015, our cemeteries have an aggregated weighted average remaining sales life of 237 years.

Our cemetery properties are located in Alabama, California, Colorado, Delaware, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Mississippi, Missouri, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, Tennessee, Virginia, Washington and West Virginia. For the year ended December 31, 2015, our cemetery operations accounted for approximately 81.1% of our total revenues.

Our primary funeral home products are caskets and related items. Our funeral home services include consultation, the removal and preparation of remains and the use of funeral home facilities for visitation and prayer services.

Our funeral homes are located in Alabama, Arkansas, California, Florida, Illinois, Indiana, Kansas, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oregon, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Virginia, Washington and West Virginia. For the year ended December 31, 2015, our funeral home revenues accounted for approximately 18.9% of our total revenues. Our funeral home operations are conducted through various wholly owned subsidiaries that are treated as corporations for U.S. federal income tax purposes.

Competitive Strengths

We believe that the following competitive strengths contribute to our position as a leading cemetery operator:

Long-lived and Geographically Diverse Cemeteries. We have a large portfolio of cemetery properties, which will enable us to offer cemetery products and services in the markets we serve for many years. Because we operate cemeteries in 27 states and Puerto Rico, we have not historically been materially affected by localized economic downturns or changes in laws regulating cemetery operations in any one state. Our portfolio consisted of 307 cemetery properties with a total of over 15,900 acres as of December 31, 2015. Our cemeteries have an aggregated weighted average estimated remaining sales life of 237 years based upon interment spaces sold in 2015. In addition, we increase capacity in our cemeteries by building mausoleum crypts and lawn crypts as the number of unsold lots decreases.

Highly Trained and Professional Sales Force. Our highly trained and professional sales force is the key to our success in executing our pre-need sales strategy. We had 806 commissioned sales representatives and 128 full-time sales support and telemarketing employees as of December 31, 2015.

Ability to Successfully Execute and Integrate Acquisitions. Our acquisitions have been based on targeted guidelines that include projected cash flow and profitability, location, heritage and reputation, physical size, market value and volume of pre-need business. We believe our targeted approach, combined with our management team’s industry contacts and experience will allow us to continue to maintain a competitive advantage in executing and integrating acquisitions. Since going public in September 2004, we have successfully acquired and integrated and continue to operate 175 cemeteries and 98 funeral homes into our operations as of December 31, 2015. We expect to continue to see businesses become available for purchase that meet our acquisition criteria.

Diversified Product Mix. Our mix of pre-need cemetery merchandise and services and at-need cemetery and funeral home merchandise and services represents a diversified product mix that allows us to provide customers with a comprehensive product offering. These products and services provide us with a presence in the major segments of the death care industry.

Operating Efficiencies Attributable to Our Size. Due to our size, we are able to generate economies of scale and operating efficiencies. These include shared best practices in the area of pre-need marketing, lower purchasing costs for cemetery and funeral home merchandise through volume purchasing, lower operating expenses through centralized administrative functions, shared maintenance equipment and personnel and more effective strategic and financial planning. As a result, we are able to compete favorably in the areas we serve and to potentially improve the profitability of cemetery operations we acquire.

Oversight and Management of Trust Assets to Preserve Capital and Generate Income. While our business model calls for us to obtain the release of funds from our merchandise trusts on an accelerated basis upon pre-need delivery and performance where permitted, at any point in time the trusts will have a significant amount of invested assets. We have employed an investment strategy for the trustees to follow that focuses on a balanced approach to preserving capital while generating returns in excess of current inflation rates. The trustees invest the funds held in merchandise trusts and perpetual care trusts in public and private investments in intermediate term, investment grade, fixed income securities, high-yield fixed income securities, real estate investment trusts, master limited partnerships and in other types of equity securities and cash. The funds that are held in trusts are invested by institutional trustees with input from registered investment advisers and managed in part by third-party professional investment managers within specified investment guidelines adopted by the Trust Committee of the board of directors of our general partner and standards imposed by state law. Our merchandise trusts had an aggregate market value of approximately $464.7 million as of December 31, 2015. Our perpetual care trusts had an aggregate market value of $307.8 million as of December 31, 2015.

Experienced Management Team. We believe that we have one of the most experienced management teams in the death care industry, led by Lawrence Miller, our President and Chief Executive Officer, who has extensive senior-level experience in managing large death care companies. Our nine senior officers have an average industry experience of over 23 years.

Business Strategies

Our primary business objective is to increase distributable cash flow over time for our unitholders. We attempt to achieve this objective by employing the following core strategies:

Develop and Maintain a Diversified Revenue Stream. Our business model is constructed so that sales revenues are generated from pre-need sales of cemetery merchandise and services as well as at-need sales of cemetery merchandise and services and at-need or pre-need sales of funeral home merchandise and services. This diverse revenue stream should prove to be more stable over economic cycles than a more concentrated revenue stream.

Sales of pre-need merchandise and services allow us to focus on sales to new customers and sales of additional merchandise to existing customers in order to establish a loyal customer base. These sales tend to generate additional pre-need sales and at-need sales to close family members of our pre-need customers. We have developed a sales force and marketing platform dedicated to this revenue stream. This marketing platform is built around direct response marketing programs and relationship marketing. This has improved the quality of our company generated sales leads, which in turn has led to improved sales from these sources. We have also established an inside sales department to create an additional avenue for customers to purchase our products and services. The inside sales representatives work hand-in-hand with their counterparts in the field, and their joint efforts have helped to increase the amount of sales per customer.

Sales of at-need cemetery merchandise and services and funeral home merchandise and services are a complement to our pre-need sales program. From a strategic standpoint, they also provide us with a revenue stream that is less sensitive to changes in economic cycles and requires less significant upfront sales and marketing resources as compared to sales of pre-need services.

Consistently Review and Improve Operating Efficiencies. We have a dedicated senior executive team that actively monitors our operating costs and efficiently executes cost-containment and operational improvement strategies. We believe this team is quick to react to changes in the marketplace and implement both long- and short-term strategies that allow us to meet our primary objective on a continuing basis.

Purchase Products and Perform Services That Are Subject to Trusting Requirements in Advance of the Time of Need. We are required by various state laws to deposit a portion of funds that we receive from our pre-need sales of cemetery merchandise and services into merchandise trusts to ensure that we will have sufficient funds in the future to purchase these products and perform these services. In many cases, we are allowed to release these funds from the trust once we have delivered the product or performed the services. We have instituted a program wherein we deliver certain of these products or perform certain of these services in advance of the time of need, thereby allowing us to release the funds from trust and relieve ourselves of the obligation of trusting any additional funds. This in turn makes cash available to pay operating expenses, pursue investment opportunities, service debt and make distributions.

Integrate Additional Cemeteries and Funeral Homes. One of our core strategies is to grow our business through the acquisition and management of additional properties. We plan to continue to evaluate potential opportunities and identify properties that we believe complement our existing portfolio.

Structure and Management

Our operations are conducted through, and our operating assets are owned by, our direct and indirect subsidiaries. We have one direct subsidiary, StoneMor Operating LLC, a limited liability company that directly or indirectly owns equity interests in all of our subsidiary operating companies.

Our general partner, StoneMor GP LLC, manages our operations and activities. Our general partner does not receive any management fee or other compensation in connection with its management of our business, but is reimbursed for expenses that it incurs on our behalf and holds incentive distribution rights in us. Certain current directors, affiliates of certain directors and current and former officers of our general partner hold indirect interests in our general partner.

Our principal executive offices are located at 3600 Horizon Boulevard, Trevose, Pennsylvania 19053, and our phone number is (215) 826-2800. Our website is located at http://www.stonemor.com. Information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Organizational Structure

The following diagram depicts our organizational structure and ownership giving effect to the offering of common units contemplated by this prospectus supplement:

American Infrastructure MLP Funds
Current and Former Management
Trustee
Voting and Investment Trust Agreement
American Cemeteries Infrastructure Investors, LLC
32.97% membership interest
67.03% membership interest
StoneMor GP Holdings LLC f/k/a CFSI
100% membership interest
6.36% limited partner interest
StoneMor GP LLC
Public (including Management)
1.13% general partner interest
92.51% limited partner interest
StoneMor Partners L.P.
100% membership interest
StoneMor Operating LLC
100% ownership interest
Operating Subsidiaries

The Offering

Common units offered	2,000,000 common units, or 2,300,000 common units if the underwriters exercise in full their option to purchase an additional 300,000 common units.

Common units outstanding after this offering	35,077,494 common units, or 35,377,494 if the underwriters exercise in full their option to purchase an additional 300,000 common units.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $44.7 million after deducting underwriting discount and offering expenses payable by us ($51.5 million if the underwriters exercise in full their option to purchase additional common units).

We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, to pay down outstanding indebtedness under our revolving credit facility.

An affiliate of Raymond James & Associates, Inc. is a lender under our credit facility and as such will receive a portion of the proceeds from this offering. See “Use of Proceeds” in this prospectus supplement.

Cash distributions	Within 45 days after the end of each quarter, we distribute our available cash from operations, after we have paid our expenses, funded merchandise and perpetual care trusts and established necessary cash reserves, to unitholders of record on the applicable record date. In general, after giving effect to this offering, we will pay any cash distributions we make each quarter 98.87% to all common units, pro rata, and 1.13% to our general partner, until each common unit has received a distribution of $0.5125. If cash distributions per common unit exceed $0.5125 in any quarter, our general partner will receive increasing percentages, up to a maximum of 49.13%, of the cash we distribute in excess of that amount. We refer to these additional distributions as incentive distributions. For a discussion of our cash distribution policy, see “Cash Distribution Policy” in the accompanying prospectus. For information about our recent distributions, see “Price Range of Our Common Units and Distributions” in this prospectus supplement.

Through the quarterly distribution payable for the quarter ending June 30, 2018, distributions paid to American Cemeteries Infrastructure Investors, LLC (“ACII”) which acquired 2,255,947 common units, or the Purchased Units, pursuant to a private placement on May 21, 2014, on the Purchased Units may be paid in cash, common units issued to ACII in lieu of cash distributions, which we refer to as the Distribution Units, or a combination of cash and Distribution Units, as determined by the Partnership in its sole discretion. If the Partnership elects to pay distributions through the issuance of Distribution Units, the number of common units to be issued in connection with a quarterly distribution will be the quotient of (A) the amount of the quarterly distribution paid on the common units by (B) the volume-weighted average price of the common units for the thirty (30) trading days immediately preceding the date a quarterly distribution is declared with respect to the common units. Beginning with the quarterly distribution payable with respect to the quarter ending September 30, 2018, the Purchased Units will receive cash distributions on the same basis as all other common units, and the Partnership will no longer have the ability to elect to pay quarterly distributions in kind through the issuance of Distribution Units. We issued 204,804 and 111,740 Distribution Units to ACII in lieu of cash distributions of $5.8 million and $2.8 million, respectively, during the years ended December 31, 2015 and 2014, respectively.

Issuance of additional units	We may issue an unlimited number of limited partner interests of any type without the approval of the unitholders.

Limited voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. After giving effect to this offering, affiliates of our general partner will own approximately 8% of the common units. See “Description of the Common Units—Voting Rights” in the accompanying prospectus.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you hold the common units that you purchase in this offering through December 31, 2018, you will be allocated, on a cumulative basis, an amount of taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. See “U.S. Federal Income Tax Considerations” in this prospectus supplement.

Material U.S. federal income tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see “U.S. Federal Income Tax Considerations” in this prospectus supplement and “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus.

Risk factors	You should refer to the section entitled “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein to ensure you understand the risks associated with an investment in our common units.

New York Stock Exchange symbol	“STON”

Summary Historical Consolidated Financial and Operating Data

The following tables present our summary historical consolidated financial and operating data for the periods and as of the dates indicated. Our summary historical consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are derived from our audited historical consolidated financial statements which are incorporated by reference in this prospectus supplement. Our summary historical consolidated financial data as of December 31, 2013 are derived from our audited historical consolidated financial statements, which are not incorporated by reference in this prospectus supplement.

The following tables should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited historical consolidated financial statements and accompanying notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”) which is incorporated by reference in this prospectus supplement.

	As of and for the Year Ended December 31,
	2015	2014	2013
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues:
Cemetery:
Merchandise	$131,862	$132,355	$110,673
Services	56,243	51,827	44,054
Investment and other	59,765	55,217	46,959
Funeral home:
Merchandise	26,722	21,060	18,922
Services	31,048	27,626	26,033

Total revenues	305,640	288,085	246,641

Costs and Expenses:
Costs of goods sold	38,924	33,652	27,859
Cemetery expense	71,296	64,672	57,566
Selling expense	58,884	55,277	47,832
General and administrative expense	36,371	35,110	31,873
Corporate overhead (1)	38,609	34,723	29,926
Depreciation and amortization	12,803	11,081	9,548
Funeral home expense:
Merchandise	6,928	6,659	5,569
Services	22,959	20,470	19,190
Other	17,526	12,581	10,895

Total costs and expenses	304,300	274,225	240,258

	As of and for the Year Ended December 31,
	2015	2014	2013
	(in thousands, except per unit data)
Operating income	1,340	13,860	6,383
Gain on acquisitions and divestitures	1,540	656	2,685
Gain on settlement agreement, net	—	888	12,261
Legal settlement	(3,135)	—	—
Loss on early extinguishment of debt	—	(214)	(21,595)
Loss on impairment of long-lived assets	(296)	(440)	—
Interest expense	(22,585)	(21,610)	(21,070)

Loss before income taxes	(23,136)	(6,860)	(21,336)
Income tax benefit (expense)	(1,108)	(3,913)	2,304

Net loss	$(24,244)	$(10,773)	$(19,032)

Net loss per limited partner unit (basic and diluted)	$(0.79)	$(0.40)	$(0.89)
Weighted average number of limited partners’ units outstanding (basic and diluted)	30,472	26,582	20,954
Distributions declared per unit	$2.580	$2.430	$2.385

	As of and for the Year Ended December 31,
	2015	2014	2013
	(in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$15,153	$10,401	$12,175
Accounts receivable, net of allowance	68,415	62,503	55,415
Long-term accounts receivable, net of allowance	95,167	89,536	78,367
Cemetery property	342,639	339,848	316,469
Property and equipment, net of accumulated depreciation	104,330	100,391	85,007
Merchandise trusts, restricted, at fair value	464,676	484,820	431,556
Perpetual care trusts, restricted, at fair value	307,804	345,105	311,771
Total assets	1,686,125	1,690,375	1,466,035
Total debt	318,839	278,540	283,624
Merchandise liability	173,097	150,192	130,412
Total partners’ capital	183,678	208,762	107,520
Other Financial Data:
Net cash flow provided by operating activities	$4,062	$19,448	$35,077
Net cash flow used in investing activities	(34,139)	(123,658)	(26,697)
Net cash flow provided by (used in) financing activities	34,829	102,436	(4,151)
Depreciation and amortization	12,803	11,081	9,548
Cash paid for cemetery property	(7,402)	(6,176)	(5,766)
Cash distributions	(77,512)	(62,836)	(52,053)

	As of and for the Year Ended December 31,
	2015	2014	2013
Operating Data:
Interments performed	54,837	50,566	45,470
Interment rights sold (2):
Lots	33,262	31,774	27,339
Mausoleum crypts (including pre-construction)	2,205	2,186	2,108
Niches	1,619	1,466	1,096

Net interment rights sold (2)	37,086	35,426	30,543

Number of cemetery contracts written	113,696	103,859	97,220
Cemetery contract revenues, in thousands	$262,383	$238,331	$214,857
Average amount per contract	$2,308	$2,295	$2,210
Number of pre-need cemetery contracts written	52,228	48,585	48,272
Pre-need cemetery contract revenues, in thousands (2)	$158,806	$145,607	$134,857
Average amount per pre-need contract	$3,041	$2,997	$2,794
Number of at-need cemetery contracts written	61,468	55,274	48,948
At-need cemetery contract revenues, in thousands (2)	$103,577	$92,724	$80,000
Average amount per at-need contract	$1,685	$1,678	$1,634

(1)	Includes unit-based compensation of $1,516,000, $1,068,000 and $1,370,000, in the years ended December 31, 2015, 2014 and 2013, respectively.
(2)	Net of cancellations. Sales of double-depth burial lots are counted as two sales.

RISK FACTORS

An investment in our common units is subject to risks and uncertainties. You should carefully consider the risks described in the section titled “Risk Factors” included in Item 1A of Part I of the 2015 Form 10-K, together with all of the other information included in this prospectus supplement, before making an investment decision. Realization of these risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations. In such case, you may lose all or part of your original investment. Also, please read “Information Regarding Forward-Looking Statements” in this prospectus supplement.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $44.7 million from this offering after deducting underwriting discount and offering expenses ($51.5 million if the underwriters exercise in full their option to purchase additional common units).

We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, to pay down outstanding indebtedness under our revolving credit facility.

Amounts to be paid down under our credit facility were incurred for acquisitions and general partnership purposes, including for working capital needs and to fund our capital expenditure program.

Our credit facility will mature on December 19, 2019, and the interest rate on amounts outstanding under our credit facility at December 31, 2015 was approximately 3.8%. As of December 31, 2015, we had approximately $149.5 million of borrowings outstanding under our credit facility, consisting of approximately $105.0 million of working capital draws and $44.5 million of acquisition draws, and, as of April 14, 2016, we had approximately $151.0 million of borrowings outstanding under our credit facility, consisting of approximately $106.5 million of working capital draws and $44.5 million of acquisition draws. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the 2015 Form 10-K, which is incorporated by reference into this prospectus supplement.

An affiliate of Raymond James & Associates, Inc. is a lender under our credit facility and as such will receive a portion of the proceeds from this offering. See “Underwriting—FINRA Conduct Rules” in this prospectus supplement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2015:

•	on an actual basis; and

•	on an as adjusted basis to reflect the consummation of this offering and the use of the net proceeds from this offering in the manner described in “Use of Proceeds” in this prospectus supplement.

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited financial statements and the accompanying notes included in the 2015 Form 10-K, which is incorporated by reference in this prospectus supplement.

	As of December 31, 2015
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$15,153	$15,153

Long-term debt, including current portion:
Credit facility(1)	$149,500	$104,800
7 7/8% senior notes due 2021(2)	172,186	172,186
Notes payable—acquisition debt	687	687
Notes payable—acquisition non-competes	1,629	1,629
Insurance and vehicle financing	2,336	2,336

Total long-term debt including current portion	$326,338	$281,638
Partners’ capital (deficit)
Common units	193,716	238,416
General partner interest	(10,038)	(10,038)

Total partners’ capital	183,678	228,378

Total capitalization	$510,016	$510,016

(1)	As of April 14, 2016, we had approximately $151.0 million of borrowings outstanding under our credit facility, consisting of $106.5 million of working capital draws and $44.5 million of acquisition draws.
(2)	Net of an unamortized original issue discount of approximately $2.8 million.

PRICE RANGE OF OUR COMMON UNITS AND DISTRIBUTIONS

As of April 13, 2016, we had 33,077,494 common units outstanding, held by 54 registered holders of record. Our common units are traded on the New York Stock Exchange under the symbol “STON.”

The following table sets forth, for the periods indicated, the high and low sales prices for our common units based on the daily composite listing of common unit transactions for the New York Stock Exchange and quarterly declared cash distributions per unit. The last reported sales price of our common units on the New York Stock Exchange on April 14, 2016 was $24.65 per common unit.

	Price Range		Cash Distributions Per Common Unit(1)
	High	Low
Year ending December 31, 2016
Second Quarter (through April 14, 2016)	$25.59	$24.10	$	n/a	(2)
First Quarter	29.69	22.80		n/a	(3)
Year ended December 31, 2015
Fourth Quarter	$31.15	$25.90		$0.6600
Third Quarter	32.06	22.04		0.6600
Second Quarter	30.92	28.73		0.6500
First Quarter	29.13	25.65		0.6400
Year ended December 31, 2014
Fourth Quarter	$27.14	$24.00		$0.6300
Third Quarter	26.35	23.50		0.6200
Second Quarter	25.30	23.35		0.6100
First Quarter	26.69	21.75		0.6000

(1)	Represents cash distributions attributable to the quarter. Distributions are declared and paid within 45 days of the close of each quarter.
(2)	Subject to the declaration by the board of directors of our general partner of a cash distribution with respect to the second quarter of 2016, purchasers of the common units in this offering will receive a cash distribution in August 2016, assuming they remain record holders of the common units as of the record date for such cash distribution.
(3)	Subject to the declaration by the board of directors of our general partner of a cash distribution with respect to the first quarter of 2016, purchasers of the common units in this offering will receive their first cash distribution in May 2016.

Through the quarterly distribution payable for the quarter ending June 30, 2018, distributions paid to ACII on the Purchased Units may be paid in cash, Distribution Units, or a combination of cash and Distribution Units, as determined by us in our sole discretion. If we elect to pay distributions through the issuance of Distribution Units, the number of common units to be issued in connection with a quarterly distribution will be the quotient of (A) the amount of the quarterly distribution paid on the common units by (B) the volume-weighted average price of the common units for the thirty (30) trading days immediately preceding the date a quarterly distribution is declared with respect to the common units. Beginning with the quarterly distribution payable with respect to the quarter ending September 30, 2018, the Purchased Units will receive cash distributions on the same basis as all other common units and we will no longer have the ability to elect to pay quarterly distributions in kind through the issuance of Distribution Units. We issued 204,804 and 111,740 Distribution Units to ACII in lieu of cash distributions of $5.8 million and $2.8 million, respectively, during the years ended December 31, 2015 and 2014, respectively.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. Although this section updates information related to certain tax considerations, it should be read in conjunction with “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus and “Risk Factors—Tax Risks to Common Unitholders” in the 2015 Form 10-K. You are urged to consult with your tax advisor about the federal, state, local and non-U.S. tax consequences particular to your circumstances.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2018, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make current quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make current quarterly distributions on all units, yet we only distribute the current quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Tax-Exempt Organizations & Other Investors

Ownership of common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. investors raises issues unique to such persons. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

UNDERWRITING

Raymond James & Associates, Inc. is acting as the representative of the underwriters named below and as the book-running manager for this offering. Subject to the terms and conditions contained in an underwriting agreement dated April 15, 2016, among us and the underwriters, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the number of common units indicated below:

Underwriter	Number of Common Units
Raymond James & Associates, Inc.	900,000
Janney Montgomery Scott LLC	400,000
Wunderlich Securities, Inc.	400,000
BB&T Capital Markets, a division of BB&T Securities, LLC	150,000
Ladenburg Thalmann & Co. Inc.	150,000

Total	2,000,000

The underwriters have agreed to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Commissions and Discounts

The underwriters’ representative has advised us that the underwriters propose initially to offer the common units to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.63 per common unit. The underwriters may allow a discount not in excess of $0.10 per common unit to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option to purchase additional common units from us:

	Per Common Unit	No Exercise	Full Exercise
Public Offering Price	$23.65	$47,300,000	$54,395,000
Underwriting discount	$1.05	$2,100,000	$2,415,000
Proceeds before expenses, to StoneMor Partners L.P.	$22.60	$45,200,000	$51,980,000

The expenses of the offering payable by StoneMor Partners L.P., not including the underwriting discount, are estimated to be $500,000 and are payable by us.

Overallotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 300,000 additional common units from us at the public offering price listed on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the common units offered by this prospectus supplement. If the underwriters’ option is exercised in full, the total price to the public would be approximately $54.4 million and the total proceeds to us would be approximately $51.5 million after deducting the underwriting discount and estimated offering expenses.

No Sales of Similar Securities

We and each of the directors and officers of our general partner have agreed, with exceptions, not to sell or transfer any common units for 90 days after the date of this prospectus supplement, subject to an extension of up to 18 days, without first obtaining the written consent of the representative, Raymond James & Associates, Inc., on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any common units;

•	sell any option or contract to purchase any common units;

•	purchase any option or contract to sell any common units;

•	grant any option, right or warrant for the sale of any common units;

•	lend or either dispose of or transfer any common units;

•	request or demand that we file a registration statement related to the common units; or

•

enter into any swap or other arrangement that transfers, in whole or in part, the economic consequences of ownership of any common units, whether any transaction swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

These restrictions do not apply to:

•	the sale of common units to the underwriters;

•	issuances under our employee benefit plans;

•	issuances of common units as consideration in acquisitions (provided the acquiror agrees to be bound by the lock-up for the unexpired term); or

•	issuances of Distribution Units to ACII.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The New York Stock Exchange

Our common units are listed on the New York Stock Exchange under the symbol “STON.”

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing, or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Short sales involve syndicate sales of common units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of units represented by the underwriters’ overallotment option. Transactions to close out the covered syndicate short involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the overallotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the overallotment option. The underwriters may also make “naked” short sales of common units in excess of the overallotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in the common units on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the bid must then be lowered when specified purchase limits are exceeded.

FINRA Conduct Rules

An affiliate of Raymond James & Associates, Inc. is a lender under our credit facility and may receive more than five percent of the proceeds of this offering (in addition to underwriting discounts and commissions) pursuant to the repayment of borrowings thereunder. No conflict of interest exists between us and the underwriters under Financial Industry Regulatory Authority Rule 5121. Because the common units offered hereby are interests in a direct participation program, as defined in Financial Industry Regulatory Authority Rule 2310, investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

A prospectus in electronic format will be made available on the website maintained by one or more of the underwriters participating in this offering. Other than the electronic prospectus, the information on such websites is not part of this prospectus.

Other Relationships

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they received or will receive customary fees and expense reimbursement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us or our affiliates.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters relating to the offering of the common units will be passed upon for the underwriters by Andrews Kurth LLP, Austin, Texas.

EXPERTS

The consolidated financial statements, incorporated in this prospectus supplement by reference from StoneMor Partners L.P. and subsidiaries’ (the “Company’s”) Annual Report on Form 10-K, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at 100 F

Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information we file later with the SEC will automatically supersede this information until the termination of this offering (other than information deemed to have been furnished or not filed in accordance with the SEC rules). You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

We incorporate by reference the documents listed below filed by us and any future filings made after the date of the initial filing of the registration statement of which this prospectus supplement is a part with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering under this prospectus supplement (other than, in each case, information deemed to have been furnished or not filed in accordance with the SEC rules).

•	Our Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 29, 2016.

•

The description of the common units contained in the Registration Statement on Form 8-A, initially filed on August 23, 2004 and any subsequent amendment thereto filed for the purpose of updating such description.

You may request a copy of any document incorporated by reference in this prospectus supplement and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

StoneMor Partners L.P.

3600 Horizon Boulevard

Trevose, Pennsylvania

(215) 826-2800

Attn: Investor Relations

We also make available free of charge on our website at http://www.stonemor.com our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Section 16 reports, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

PROSPECTUS

STONEMOR PARTNERS L.P.

Common Units

Other Classes of Units

STONEMOR PARTNERS L.P.

CORNERSTONE FAMILY SERVICES OF WEST VIRGINIA SUBSIDIARY, INC.

Debt Securities

Guarantees of Debt Securities

We may offer, from time to time, in one or more series, the following securities under this prospectus:

•	Common units representing limited partner interests in StoneMor Partners L.P. (“StoneMor Partners”);

•	Other classes of units representing limited partner interests in StoneMor Partners; and

•	Debt securities, which may be senior debt securities or subordinated debt securities.

Cornerstone Family Services of West Virginia Subsidiary, Inc. (“CFS West Virginia”) may act as co-issuer of the debt securities. If a series of debt securities is guaranteed, such series may be guaranteed by one or more of the subsidiaries of StoneMor Partners.

We may offer and sell these securities through one or more underwriters, dealers or agents or directly to one or more purchasers. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

Our common units are traded on the New York Stock Exchange (“NYSE”) under the symbol “STON.” We will provide information in the prospectus supplement for the trading market, if any, for any other securities we may offer.

Investing in our securities involves risks, including those associated with the inherent differences between limited partnerships and corporations. You should carefully consider the risks relating to investing in our securities and each of the risk factors described under “Risk Factors” beginning on page 7 of this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 18, 2016.

You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. We have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement are not an offer to sell, nor a solicitation of an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we and CFS West Virginia have filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell the securities described in this prospectus in one or more offerings. Each time we offer securities under this prospectus, we will provide you with this prospectus and a prospectus supplement that will contain specific information about the terms of the offering and the securities being offered. This prospectus does not contain all of the information included in the registration statement of which this prospectus is a part. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update or change information in this prospectus. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. You are urged to read this prospectus and any prospectus supplements relating to the securities offered to you, together with the additional information described under the heading “Where You Can Find More Information,” before investing in our securities.

Throughout this prospectus, when we use the terms “we,” “us,” “our” and “StoneMor Partners L.P.” we are referring either to StoneMor Partners L.P., itself, or to StoneMor Partners L.P. and its operating subsidiaries collectively, as the context requires. References in this prospectus to our “operating company” are to StoneMor Operating LLC. References to our “general partner” are to StoneMor GP LLC, which manages our operations and activities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports with and furnish other information to the SEC. You may read and copy any document filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on its public reference room. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents that we file with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except, for any information superseded by information expressly contained in this prospectus or a prospectus supplement, and the information we file later with the SEC will automatically update and supersede information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus the documents listed below:

•	our 2015 Annual Report on Form 10-K, filed on February 29, 2016; and

•	the description of the common units contained in the Registration Statement on Form 8-A, initially filed on August 23, 2004, and any subsequent amendment thereto filed for the purpose of updating such description.

In addition, we incorporate by reference in this prospectus any future filings made by StoneMor Partners L.P. with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed with the SEC) after the date on which the registration statement that includes this prospectus was initially filed with the SEC (including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement) and until all offerings under this shelf registration statement are terminated.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following:

StoneMor Partners L.P.

3600 Horizon Boulevard

Trevose, Pennsylvania 19053

(215) 826-2800

Attention: Investor Relations

We also make available free of charge on our internet website at http://www.stonemor.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and Section 16 reports, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, including, but not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management, assumptions regarding our future performance and plans, and any financial guidance provided, as well as certain information in our filings with the SEC incorporated by reference in this prospectus, are forward-looking statements.

Generally, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements.

These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated or implied. Our major risk is related to uncertainties associated with the cash flow from our pre-need and at-need sales, our trusts, and financings, which may impact our ability to meet our financial projections, our ability to service our debt and our ability to pay distributions to our unitholders.

Our additional risks and uncertainties include, but are not limited to, the following:

•	uncertainties associated with future revenue and revenue growth;

•	uncertainties associated with the integration or anticipated benefits of our recent acquisitions or any future acquisitions;

•	our ability to complete and fund additional acquisitions;

•	the effect of economic downturns;

•	the impact of our significant leverage on our operating plans;

•	the decline in the fair value of certain equity and debt securities held in our trusts;

•	our ability to attract, train and retain an adequate number of sales people;

•	uncertainties associated with the volume and timing of pre-need sales of cemetery services and products;

•	increased use of cremation;

•	changes in the death rate;

•	changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies;

•	our ability to successfully implement a strategic plan relating to achieving operating improvements, strong cash flows and further deleveraging;

•	our ability to successfully compete in the cemetery and funeral home industry;

•	litigation or legal proceedings that could expose us to significant liabilities and damage our reputation;

•	the effects of cybersecurity attacks due to our significant reliance on information technology;

•	uncertainties relating to the financial condition of third-party insurance companies that fund our pre-need funeral contracts; and

•	various other uncertainties associated with the death care industry and our operations in particular.

Forward-looking statements contained or incorporated by reference in this prospectus present our views only as of the date of the applicable document containing such forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in

“Risk Factors” and other sections in this prospectus and any prospectus supplement and in our SEC filings that are incorporated by reference herein and therein. See “Where You Can Find More Information.” Except as required by federal and state securities laws, we assume no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by us, whether as a result of new information, future events or otherwise.

ABOUT STONEMOR PARTNERS L.P.

We are currently the second largest owner and operator of cemeteries and funeral homes in the United States. As of December 31, 2015, we operated 307 cemeteries in 27 states and Puerto Rico. We own 276 of these cemeteries and we manage or operate the remaining 31 under lease, management or operating agreements with the nonprofit cemetery companies that own the cemeteries. As of December 31, 2015, we also owned and operated 105 funeral homes in 19 states and Puerto Rico. Forty-seven of these funeral homes are located on the grounds of the cemeteries that we own.

The cemetery products and services that we sell include the following:

Interment Rights	Merchandise	Services
• burial lots • lawn crypts • mausoleum crypts • cremation niches • perpetual care rights	• burial vaults • caskets • grave markers and grave marker bases • memorials	• installation of burial vaults • installation of caskets • installation of other cemetery merchandise • other service items

We sell cemetery products and services both at the time of death, which we refer to as at-need, and prior to the time of death, which we refer to as pre-need. Our sales of real property, including burial lots (with and without installed vaults), lawn and mausoleum crypts and cremation niches, generate qualifying income sufficient for us to be treated as a partnership for federal income tax purposes.

Our primary funeral home products are caskets and related items. Our funeral home services include consultation, the removal and preparation of remains, and the use of funeral home facilities for visitation and prayer services. Our funeral home operations are conducted through various wholly-owned subsidiaries that are treated as corporations for U.S. federal income tax purposes.

We maintain an Internet website at http://www.stonemor.com, which contains information about us. The information on this website is not, and should not be considered, part of this prospectus and it is not incorporated by reference into this prospectus.

Our principal executive offices are located at 3600 Horizon Boulevard, Trevose, Pennsylvania 19053, and our phone number is (215) 826-2800.

STRUCTURE AND MANAGEMENT

Our operations are conducted through, and our operating assets are owned by, our direct and indirect subsidiaries. We have one direct subsidiary, StoneMor Operating LLC, a limited liability company that directly or indirectly owns equity interests in all of our subsidiary operating companies and which is sometimes referred to in this prospectus as the “operating company.”

CFS West Virginia is a wholly owned subsidiary of StoneMor Partners. CFS West Virginia owns and operates certain of our cemeteries.

Our general partner, StoneMor GP LLC, manages our operations and activities. Our general partner does not receive any management fee or other compensation in connection with its management of our business, but is reimbursed for expenses that it incurs on our behalf and holds incentive distribution rights in us. Certain current directors, affiliates of certain directors and current and former officers of our general partner hold indirect interests in our general partner.

The following diagram depicts our simplified organizational structure and ownership as of March 10, 2016:

RISK FACTORS

An investment in our securities involves a significant degree of risk. Before you invest in our securities, you should carefully consider those risk factors included in our most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K, each of which is incorporated herein by reference and those risk factors that may be included in the applicable prospectus supplement together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, we may be unable to service our debt or pay distributions to our unitholders, the trading price of our securities could decline and you could lose all or part of your investment.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities covered by this prospectus for general partnership purposes, which may include, among other things, funding acquisitions of assets or businesses, working capital, capital expenditures and the repayment or refinancing of all or a portion of our debt. The actual application of proceeds we receive from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis.

	Year Ended December 31,
	2011		2012		2013		2014		2015
Ratio of earnings to fixed charges	—	(a)	—	(b)	—	(c)	—	(d)	—	(e)

(a)	Earnings were inadequate to cover fixed charges by $13.7 million for the year ended December 31, 2011.
(b)	Earnings were inadequate to cover fixed charges by $4.8 million for the year ended December 31, 2012.
(c)	Earnings were inadequate to cover fixed charges by $21.3 million for the year ended December 31, 2013.
(d)	Earnings were inadequate to cover fixed charges by $6.9 million for the year ended December 31, 2014.
(e)	Earnings were inadequate to cover fixed charges by $23.1 million for the year ended December 31, 2015.

DESCRIPTION OF THE COMMON UNITS

The holders of our common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. As of March 10, 2016, we had 32,663,069 outstanding common units, representing a 98.79% limited partner interest, a 1.21% general partner interest and incentive distribution rights.

The following is a summary of certain provisions of our partnership agreement. A copy of our partnership agreement is included in our other SEC filings and incorporated by reference in this prospectus.

Issuance of Additional Units

Our partnership agreement authorizes us to issue an unlimited number of additional common units and other equity securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

We may issue an unlimited number of common units without the approval of the unitholders as follows:

•	in connection with an acquisition or an expansion capital improvement that increases cash flow from operations per unit on an estimated pro forma basis;

•	if the proceeds of the issuance are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement;

•	the redemption of common units or other equity interests of equal rank with the common units from the net proceeds of an issuance of common units or parity units, but only if the redemption price equals the net proceeds per unit, before expenses, to us;

•	upon conversion of units of equal rank with the common units into common units under some circumstances;

•	in the event of a combination or subdivision of common units;

•	under employee benefit plans; or

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets. In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its current general partner interest in us. The general partner’s 1.21% interest in our distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 1.21% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Limited Liability

Participation in the Control of Our Partnership

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the general partner,

•	to approve some amendments to our partnership agreement, or

•	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of claim in Delaware case law.

Unlawful Partnership Distributions

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities that are unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

Our subsidiaries conduct business in 28 states and Puerto Rico and may conduct business in other states in the future. Maintenance of our limited liability, as the sole member of the operating company, may require compliance with legal requirements in the jurisdictions in which the operating company and/or our subsidiaries conduct business. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our member interest in the operating company or otherwise, conducting business in any state without compliance with the applicable limited partnership, limited liability company or corporation statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the laws of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner determined by our general partner to be necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

Certain actions require the approval of the holders of a majority of our common units. The actions that require the approval of a unit majority include:

•	certain amendments to our partnership agreement;

•	the merger of our partnership or the sale of all or substantially all of our assets;

•	amendments to the limited liability company agreement of our operating company and other actions taken as sole member of our limited liability company if such amendment or other action would adversely affect our limited partners or any particular class of our limited partners in any material respect; and

•	the dissolution of our partnership and the reconstitution of our partnership upon dissolution.

In addition:

•	the removal of our general partner requires not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates;

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price.

The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material U.S. Federal Income Tax Consequences—Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date are entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a substituted limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Listing

Our common units are traded on the New York Stock Exchange under the symbol “STON.”

Transfer Agent and Registrar Duties

American Stock Transfer and Trust Company, LLC serves as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

•	special charges for services requested by a holder of a common unit, and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Any transfer of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to officers of the general partner and any liquidator of our partnership as specified in our partnership agreement; and

•	gives the consents and approvals contained in the partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. The general partner will cause any unrecorded transfer for which a completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and certification with respect to itself and any beneficial holders; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor will not have a duty to insure the execution of the transfer application and certification by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application and certification to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

CASH DISTRIBUTION POLICY

Quarterly Distributions of Available Cash

General

Within 45 days after the end of each quarter, we will distribute all of our available cash to unitholders of record on the applicable record date.

Available cash for any quarter consists of cash on hand at the end of that quarter, plus cash on hand from working capital borrowings made after the end of the quarter but before the date of determination of available cash for the quarter, less cash reserves. Cash and other investments held in merchandise trusts and perpetual care trusts are not treated as available cash until they are distributed to us.

We are prohibited from making any distributions to unitholders if the distributions would cause an event of default, or if an event of default is existing, under our debt agreements.

General Partner Interest and Incentive Distribution Rights

As of March 10, 2016, our general partner is entitled to 1.21% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s 1.21% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 1.21% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 49.21%, of the cash we distribute from operating surplus in excess of $0.5125 per unit. The maximum distribution of 49.21% includes distributions paid to the general partner on its 1.21% general partner interest, and assumes that the general partner maintains its general partner interest at 1.21%, but does not include any distributions that the general partner may receive on units that it owns.

Distributions to American Cemeteries Infrastructure Investors, LLC

On May 21, 2014, we sold to American Cemeteries Infrastructure Investors, LLC, a Delaware limited liability company, or ACII, 2,255,947 common units at an aggregate purchase price of $55.0 million pursuant to a common unit purchase agreement we entered into with ACII. Pursuant to the common unit purchase agreement, commencing with the quarter ending June 30, 2014, ACII became entitled to receive distributions equal to those paid on the common units generally. Through the quarterly distribution payable for the quarter ending June 30, 2018, we may pay such distributions in cash, common units issued to ACII in lieu of cash distributions, or a combination of cash and common units, as determined by us in our sole discretion. If we elect to pay distributions through the issuance of common units, the number of common units to be issued in connection with a quarterly distribution will be the quotient of (A) the amount of the quarterly distribution paid on the outstanding common units by (B) the volume-weighted average price of the common units for the thirty (30) trading days immediately preceding the date we declare a quarterly distribution with respect to the common units.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus. We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus.

Operating Surplus

Operating surplus consists of:

•	our cash balance on September 20, 2004; plus

•	$5.0 million (as described below); plus

•	cash receipts from our operations, including cash withdrawn from merchandise and perpetual care trusts; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for that quarter; less

•	operating expenditures, including cash deposited in merchandise and perpetual care trusts, maintenance capital expenditures and the repayment of working capital borrowings; less

•	the amount of cash reserves for future operating expenditures and maintenance capital expenditures.

As reflected above, operating surplus includes $5.0 million in addition to our cash balance on September 20, 2004, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $5.0 million of cash we receive in the future from non-operating sources, such as asset sales outside the ordinary course of business, sales of our equity and debt securities, and long-term borrowings, that would otherwise be distributed as capital surplus.

As described above, operating surplus is reduced by the amount of our maintenance capital expenditures but not our expansion capital expenditures. For our purposes, maintenance capital expenditures are those capital expenditures required to maintain, over the long term, the operating capacity of our capital assets, and expansion capital expenditures are those capital expenditures that increase, over the long term, the operating capacity of our capital assets.

Examples of maintenance capital expenditures include costs to build roads and install sprinkler systems on our cemetery properties and purchases of equipment for those purposes and, in most instances, costs to develop new areas of our cemeteries. Examples of expansion capital expenditures include costs to identify and complete acquisitions of new cemeteries and funeral homes and to construct new funeral homes. Costs to construct mausoleum crypts and lawn crypts may be considered to be a combination of maintenance capital expenditures and expansion capital expenditures. Our general partner, with the concurrence of its conflicts committee, may allocate capital expenditures between maintenance capital expenditures and expansion capital expenditures and may determine the period over which maintenance capital expenditures will be subtracted from operating surplus.

As described above, operating surplus is reduced by the amount of our operating expenditures. Our partnership agreement specifically excludes certain items from the definition of operating expenditures, such as cash expenditures made for acquisitions or capital improvements, including, without limitation, all cash expenditures, whether or not expensed or capitalized for tax or accounting purposes, incurred during the first four years following an acquisition in order to bring the operating capacity of the acquisition to the level expected to be achieved in the projections forming the basis on which our general partner approved the acquisition. Examples of such cash expenditures include certain maintenance capital expenditures and cash expenditures that we believe are necessary to develop the pre-need sales programs of businesses or assets we acquire. Where cash expenditures are made in part for acquisitions or capital improvements and in part for other purposes, our general partner, with the concurrence of our conflicts committee, will determine the allocation between the amounts paid for each and the period over which cash expenditures made for other purposes will be subtracted from operating surplus.

Capital Surplus

Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash (other than sales or other dispositions of excess cemetery property up to an aggregate amount in any four-quarter period calculated pursuant to our partnership agreement; sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business; and sales or other dispositions of assets as a part of normal retirements or replacements).

The exception for sales of excess cemetery property in any four-quarter period generally is calculated by multiplying $1.0 million by a fraction, the numerator of which is the number of cemeteries and funeral homes owned and operated by us on the last day of the quarter in which the sale occurs and the denominator of which is 139.

Distributions of Available Cash from Operating Surplus

The following table illustrates the priority of distributions of available cash from operating surplus between the unitholders and our general partner. The amounts set forth in the table in the column titled “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column titled “Total Quarterly Distribution Target Amount per Common Unit,” until the available cash from operating surplus that we distribute reaches the next target distribution level, if any. The percentage interests shown for our general partner include its 1.21% general partner interest and assume the general partner has contributed any additional capital required to maintain its 1.21% general partner interest and has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount per Common Unit	Marginal Percentage Interest in Distributions
		Common Unitholders	General Partner (including IDRs)
First Target Distribution	up to $0.5125	98.79%	1.21%
Second Target Distribution	above $0.5125 up to $0.5875	85.79%	14.21%
Third Target Distribution	above $0.5875 up to $0.7125	75.79%	24.21%
Thereafter	above $0.7125	50.79%	49.21%

Distributions of Available Cash from Capital Surplus

We do not currently expect to make any distributions of available cash from capital surplus. However, to the extent that we make any distributions of available cash from capital surplus, they will be made in the following manner:

•	first, 98.79% to all common unitholders, pro rata, and 1.21% to our general partner, until we have distributed for each common unit an amount of available cash from capital surplus equal to the initial public offering price;

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the first target distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions.

If we distribute capital surplus on a unit in an amount equal to the initial unit price and have paid all arrearages on the common units, the target distribution levels will be reduced to zero. Once the target distribution levels are reduced to zero, all subsequent distributions will be from operating surplus, with 50.79% being paid to the holders of units and 49.21% to our general partner.

Adjustment of Target Distribution Levels

In addition to adjusting the target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the income taxes payable by reason of that legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their respective capital account balances, as adjusted to reflect any taxable gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of taxable gain upon liquidation are intended, to the extent possible, to allow the holders of common units to receive proceeds equal to their unrecovered initial unit price for the quarter during which liquidation occurs prior to any allocation of gain to the common units. There may not be sufficient taxable gain upon our liquidation to enable the holders of common units to fully recover all of these amounts. Any additional taxable gain will be allocated in a manner intended to allow our general partner to receive proceeds in respect of its incentive distribution rights.

If there are losses upon liquidation, they will first be allocated to the general partner and then to the common units and the general partner interest until the capital accounts of the common units have been reduced to zero. Any remaining loss will be allocated to the general partner interest.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will be:

•	our direct general obligations;

•	either senior debt securities or subordinated debt securities; and

•	issued under separate indentures among StoneMor Partners, CFS West Virginia, if it is a co-issuer of the debt securities, any subsidiary guarantors, and a trustee.

StoneMor Partners may issue debt securities in one or more series, and CFS West Virginia may be a co-issuer of one or more series of debt securities. CFS West Virginia was incorporated under the laws of the State of West Virginia on April 13, 2004, is wholly owned by StoneMor Partners. When used in this section “Description of Debt Securities,” the terms “we,” “us,” “our,” and “issuers” refer jointly to StoneMor Partners L.P. and Cornerstone Family Services of West Virginia Subsidiary, Inc., and the terms “StoneMor Partners L.P.” and “CFS West Virginia” refer strictly to StoneMor Partners L.P. and Cornerstone Family Services of West Virginia Subsidiary, Inc., respectively.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls the rights of holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether CFS West Virginia will be a co-issuer of the debt securities;

•	the guarantors of the debt securities, if any;

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the denominations in which the debt securities are issuable, if other than $1,000 and any integral multiple thereof;

•	whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	the date or dates on which the principal of or premium, if any, on the debt securities will be payable;

•	the interest rate, if any, that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or otherwise repurchase the debt securities;

•	any changes to or additional events of default or covenants; and

•	any other terms of the debt securities.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

If specified in the prospectus supplement respecting a series of debt securities, the subsidiaries of StoneMor Partners L.P. specified in the prospectus supplement will unconditionally guarantee to each holder and the trustee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at stated maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. The guarantees will be general obligations of the guarantors. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the conditions under which guarantees may be released.

The guarantees will be general obligations of the guarantors. Guarantees of subordinated debt securities will be subordinated to the Senior Indebtedness of the guarantors on the same basis as the subordinated debt securities are subordinated to the Senior Indebtedness of StoneMor Partners L.P.

Consolidation, Merger or Asset Sale

Each indenture will, in general, allow each issuer to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer’s responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the issuer’s covenants in the indenture.

However, each indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer, or other disposition of all or substantially all of an issuer’s assets, including:

•	the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia;

•	the remaining or acquiring entity must assume the issuer’s obligations under the indenture;

•	immediately after giving effect to the transaction, no Default or Event of Default (as defined under “—Events of Default and Remedies”) may exist; and

•	if the series of debt securities are guaranteed and if the issuer is not the remaining or acquiring entity, then each subsidiary guarantor, unless it is the remaining or acquiring entity, must confirm that its guarantee will continue to apply to the obligations under the debt securities and the indenture.

The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and, except in the case of a lease, the issuer will be relieved from any further obligations under the indenture.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of StoneMor Partners L.P. or our general partner or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of StoneMor Partners L.P. or our general partner.

Modification of Indentures

We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series issued under the indenture affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each holder affected. Without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment, supplement, or waiver;

•	reduce the principal of or extend the fixed maturity of any debt security;

•	reduce the premium payable upon redemption or change the time of redemption of the debt securities;

•	reduce the rate of or extend the time for payment of interest on any debt security;

•	waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities or a Default or an Event of Default in respect of a provision that cannot be amended without the consent of each affected holder;

•	except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

•	make any debt security payable in currency other than that stated in the debt security;

•	impair the right of any holder to receive payment of premium, if any, principal of and interest on such holder’s debt securities on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s debt securities;

•	in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

•	make any change in the provisions of the indenture relating to waivers of past Defaults or Events of Default;

•	except as otherwise permitted in the indenture, release any guarantor from its obligations under its guarantee or the indenture or modify any guarantee in any manner adverse to the holders; or

•	make any change in the preceding amendment, supplement, and waiver provisions (except to increase any percentage set forth therein).

We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to provide for the assumption of an issuer’s or guarantor’s obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer’s or guarantor’s assets;

•	to add any additional covenants and related Events of Default;

•	to cure any ambiguity, defect, or inconsistency;

•	to secure the debt securities and/or the guarantees;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of our Senior Indebtedness;

•	to make any changes that do not adversely affect the rights under the indenture of any holder of debt securities;

•	to add or release guarantors pursuant to the terms of the indenture;

•	to evidence or provide for the acceptance of appointment under the indenture of a successor trustee; or

•	to establish the form of terms of any series of debt securities.

Events of Default and Remedies

“Event of Default,” when used in an indenture, will mean any one or more of the following with respect to the debt securities of any series:

•	failure to pay when due the principal of or premium, if any, on any debt security of that series, whether or not, in the case of subordinated debt securities, the subordination provisions of the indenture prohibit such payment;

•	failure to pay, within 30 days of the due date, interest on any debt security of that series, whether or not, in the case of subordinated debt securities, the subordination provisions of the indenture prohibit such payment;

•	failure to pay when due any sinking fund payment with respect to any debt securities of that series, whether or not, in the case of subordinated debt securities, the subordination provisions of the indenture prohibit such payment;

•	failure on the part of the issuers to comply with the covenant described under “—Consolidation, Merger or Asset Sale;”

•	failure to perform any other covenant in the indenture that continues for 60 days (or 180 days in the case of a default in the covenant to file our SEC reports, or comparable information, with the trustee) after written notice is given to the issuers;

•	certain events of bankruptcy, insolvency, or reorganization; or

•	any other Event of Default provided under the terms of the debt securities of that series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the interests of the holders.

If an Event of Default described in the sixth bullet point above occurs, the entire principal of, premium, if any, and accrued interest on, all debt securities then outstanding will be due and payable immediately, without any declaration or other act on the part of the trustee or any holders. If any other Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in aggregate principal amount of the debt securities of that series can rescind the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order, or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method, and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee, for that series of debt securities.

No Limit on Amount of Debt Securities

Neither indenture will limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. Each indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

None of the past, present, or future partners, incorporators, managers, members, directors, officers, employees, unitholders, or stockholders of either issuer, or any guarantor will have any liability for the obligations of the issuers or any guarantors under either indenture, the debt securities, or any guarantee or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

The trustee will initially act as paying agent and registrar under each indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers or any of their subsidiaries may act as paying agent or registrar.

If a holder of debt securities has given wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the corporate trust office of the trustee, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

The trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration, and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount, and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that transaction.

We will not be required to:

•	issue, register the transfer of, or exchange debt securities of a series during a period of 15 days prior to the mailing of notice of redemption of that series; or

•	register the transfer of or exchange any debt security called for redemption, except the unredeemed portion of any debt security we are redeeming in part.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of our Senior Indebtedness. “Senior Indebtedness” and “Designated Senior Indebtedness” will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definitions will be set forth in the prospectus supplement. If the subordinated debt securities are guaranteed by any of the subsidiaries of StoneMor Partners L.P., then the guarantees will be subordinated on like terms.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest, and any premium on the subordinated debt securities (or any related guarantee) may be made in the event:

•	we or our property (or any guarantor or its property) is involved in any liquidation, bankruptcy, or similar proceeding;

•	we (or any guarantor) fails to pay the principal, interest, any premium, or any other amounts on any of our (or its) Senior Indebtedness within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•	any other default on any of our (or any guarantor’s) Designated Senior Indebtedness occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that we or any guarantor may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the trustee as custodian for The Depository Trust Company, New York, New York (“DTC”). This means that we will not issue certificates to each holder, except in the limited circumstances described below. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees, and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s Ratings Services’ highest rating: AAA. The DTC rules applicable to its Direct Participants are on file with the SEC.

We will wire all payments on the global debt securities to DTC’s nominee. We, any guarantor, and the trustee will treat DTC’s nominee as the owner of the global debt securities for all purposes. Accordingly, we, any guarantor, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

We understand that it is DTC’s current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by Direct and Indirect Participants to owners of beneficial interests in the global debt securities, and voting by Direct and Indirect Participants, will be governed by the customary practices between such Participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the Direct and Indirect Participants and not of DTC, the trustee, us, or any guarantor.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be eligible or in good standing under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

•	an Event of Default occurs and DTC notifies the trustee of its decision to exchange the global debt security for certificated debt securities.

Satisfaction and Discharge; Defeasance

Each indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

(a)	either:

(1)	all outstanding debt securities of that series that have been authenticated (except lost, stolen, or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the trustee for cancellation; or

(2)	all outstanding debt securities of that series that have not been delivered to the trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee and in any case we have irrevocably deposited or caused to be irrevocably deposited with the trustee as trust funds in trust cash sufficient to pay and discharge the entire indebtedness of such debt securities not delivered to the trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of debt securities that have been due and payable) or the stated maturity or redemption date;

(b)	we have paid or caused to be paid all other sums payable by us under the indenture with respect to that series; and

(c)	we have delivered an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

Governing Law

Each indenture and all of the debt securities will be governed by the laws of the State of New York.

The Trustee

We will enter into the indentures with a trustee that is qualified to act under the Trust Indenture Act and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. We may maintain a banking relationship in the ordinary course of business with our trustee and one or more of its affiliates.

Resignation or Removal of Trustee

If the trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the trustee must either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

Limitations on Trustee if It Is Our Creditor

Each indenture will contain certain limitations on the right of the trustee, in the event that it becomes a creditor of an issuer or a guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Certificates and Opinions to Be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee must be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

DESCRIPTION OF THE OTHER CLASSES OF UNITS

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and with the rights, preferences, and privileges established by our general partner without the approval of any of our limited partners. A copy of our partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of our partnership agreement and the rights and privileges of our limited partners is included in our registration statement on Form 8-A as filed with the SEC on August 23, 2004, including any subsequent amendments or reports filed for the purpose of updating such description. Please read “Where You Can Find More Information.”

Should we offer other classes of units under this prospectus, a prospectus supplement relating to the particular class or series of units offered will include the specific terms of those units, including, among other things, the following:

•	the designation, stated value, and liquidation preference of the units and the maximum number of units to constitute the class or series;

•	the number of units to be offered;

•	the public offering price at which the units will be issued;

•	any sinking fund provisions of the units;

•	the voting rights, if any, of the units;

•	the distribution rights of the units, if any;

•	whether the units will be redeemable and, if so, the price and the terms and conditions on which the units may be redeemed, including the time during which the units may be redeemed and any accumulated distributions thereof, if any, that the holders of the units will be entitled to receive upon the redemption thereof;

•	the terms and conditions, if any, on which the units will be convertible into, or exchangeable for, the units of any other class or series of units representing limited partner interests, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

•	a discussion of any additional material federal income tax considerations (other than as discussed in this prospectus), if any, regarding the units; and

•	any additional rights, preferences, privileges, limitations, and restrictions of the units.

The particular terms of any class or series of units will also be described in the amendment to our partnership agreement relating to that class or series of units, which will be filed as an exhibit to or incorporated by reference in this prospectus at or before the time of issuance of any such class or series of units.

Such units will be fully paid and non-assessable when issued upon full payment of the purchase price therefor. The transfer agent, registrar, and distributions disbursement agent for the units will be designated in the applicable prospectus supplement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective common unitholders and is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective common unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to StoneMor Partners L.P.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. insofar as they related to matters of U.S. federal income tax law and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our common unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on common unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, and who hold common units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, non-resident aliens or other common unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each common unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its units and potential changes in applicable tax laws.

No ruling has been or will be requested from the Internal Revenue Service (“IRS”) regarding any matter affecting us. Instead, we are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our common unitholders because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a common unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our common unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the common unitholder had earned such income directly, even if we make no cash distributions to the common unitholder.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains from the sale of real property, whether unimproved or improved with installed burial vaults and marker foundations, including burial lots, lawn crypts and mausoleum crypts conveyed by perpetual easements. Other types of qualifying income include interest (other than from a financial business) and dividends. We estimate that approximately 7% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon the factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

a.	Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes;

b.	For each taxable year, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code;

c.	All sales of burial lots, whether improved or unimproved, will be pursuant to contracts substantially in the form reviewed by Vinson & Elkins L.L.P.; and

d.	Burial vaults, marker foundations and mausoleum crypts are effectively permanently attached to the ground, are not intended to be moved and would likely sustain not insubstantial damage if moved.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our common unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our common unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our common unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress and the President propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our common unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (1) a taxable dividend to the extent of our current or accumulated earnings and profits, then (2) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (3) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Common unitholders who are admitted as limited partners of the partnership as well as common unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Treatment of Securities Loans.” Unitholders who are not treated as partners of the partnership as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our common unitholders, we will not pay any federal income tax. Rather, each common unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a common unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A common unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share of our liabilities. That basis generally will be (1) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (2) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, and any decreases in the unitholder’s share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Treatment of Distributions

Distributions by us to a common unitholder generally will not be taxable to the common unitholder, unless such distributions exceed the unitholder’s tax basis in its common units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation and depletion recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A common unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (1) the unitholder’s tax basis in its units, and (2) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a common unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocated against portfolio income.

The computation of a common unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A common unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former common unitholder, we are authorized to treat the payment as a distribution of cash to the relevant unitholder. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a common unitholder, in which event the common unitholder may be entitled to claim a refund of the overpayment amount. Common unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

Our items of income, gain, loss and deduction generally will be allocated among our common unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (1) the partner’s relative contributions to us, (2) the interests of all the partners in profits and losses, (3) the interest of all the partners in cash flow and (4) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (1) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder and (2) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a common unitholder’s allocable share of our income and gain realized by a common unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the common unitholder’s net investment income from all investments, or (2) the amount by which the common unitholder’s modified adjusted gross income exceeds $250,000 (if the common unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of common units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and are made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or non-depreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder will be required to include in its tax return its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a common unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation and depletion deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by common unitholders could change, and common unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A common unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A common unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of our liabilities with respect to the units sold. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a common unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation or depletion recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling common unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be specifically authorized or permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued final Treasury Regulations pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. The Partnership is currently evaluating these regulations which will apply beginning with our taxable year that begins on January 1, 2016. Nonetheless, the regulations do not specifically authorize the use of the proration method we have adopted for our 2015 taxable year and may not specifically authorize all aspects of our proration method thereafter. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If our method is not allowed under the final Treasury Regulations, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under the final Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A common unitholder who sells or purchases any units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A common unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or non-U.S. unitholders should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. unitholders are taxed by the United States on income effectively connected with the conduct of a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty will be considered to be engaged in business in the United States because of their ownership of our units. Furthermore, is it probable that they will be deemed to conduct such activities through permanent establishments in the United States within the meaning of applicable tax treaties. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain in a manner similar to a taxable U.S. unitholder. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, Form W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a non-U.S. unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s effectively connected earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a non-U.S. person from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be effectively connected with a U.S. trade or business. Thus, part or all of a non-U.S. unitholder’s gain from the sale or other disposition of its units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (1) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (2) 50% or more of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate (including land, improvements, and certain associated personal property) and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each common unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each common unitholder’s share of income, gain, loss and deduction. We cannot assure our common unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective common unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a common unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of common unitholders. The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against common unitholders for items in our returns. The Tax Matters Partner may bind a common unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that common unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the common unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any common unitholder having at least a 1% interest in profits or by any group of common unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each common unitholder with an interest in the outcome may participate in that action.

A common unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a common unitholder to substantial penalties.

Under recently enacted legislation, for taxable years beginning after December 31, 2017, we are required to designate an eligible person to act as the “Partnership Representative” with exclusive authority to act on our behalf in connection with federal income tax audits, requests by us for administrative adjustments, and any judicial proceedings arising in connection with those matters. Actions taken by the Partnership Representative will be binding on us and all of our unitholders. We anticipate that our general partner or its designee will act as the Partnership Representative.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

1.	the name, address and taxpayer identification number of the beneficial owner and the nominee;

2.	a statement regarding whether the beneficial owner is:

a.	a non-U.S. person;

b.	a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

c.	a tax-exempt entity;

3.	the amount and description of units held, acquired or transferred for the beneficial owner; and

4.	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $250 per failure, up to a maximum of $3 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed on taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. Penalties may also be imposed for engaging in transactions without economic substance. We do not anticipate engaging in transactions without economic substance or otherwise participating in transactions that would subject our unitholders to accuracy-related penalties.

State, Local, Non-U.S. and Other Tax Considerations

In addition to federal income taxes, common unitholders may be subject to other taxes, including state and local and non-U.S. income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the common unitholder is a resident. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective common unitholder should consider their potential impact on its investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. We strongly recommend that each prospective common unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each common unitholder to file all state, local, and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

INVESTMENT BY EMPLOYEE BENEFIT PLANS

An investment in our common units or other classes of units representing limited partner interests by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Code and may also be subject to other provisions under certain federal, state, local, non-U.S., or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”). For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization, and any entity deemed to hold the assets of such plans. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment in our common units or other classes of units will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return (please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”);

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code, and any other applicable Similar Laws (see discussion below);

•	whether the investment is made solely in the interests of the plan participants; and

•	whether the investment would create any problems for the plan’s need for liquidity.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our common units or other classes of units representing limited partner interests is authorized by the appropriate governing plan instruments and is a proper investment for the plan. In addition, a fiduciary of an employee benefit plan may not deal with the plan’s assets in his own interest, represent a person whose interests are adverse to the plan’s in a transaction involving plan assets, or receive any consideration from a third party in connection with a transaction involving plan assets. A violation of fiduciary requirements could result in liability for breach of fiduciary duty, disqualification from future fiduciary service, excise taxes, and other adverse consequences to the plan fiduciaries.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and Section 4975 of the Code also prohibits IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or that are “disqualified persons” under the Code with respect to the plan unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA, the Code, and other applicable Similar Laws. In addition, the fiduciary of the plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA, the Code, and other applicable Similar Laws.

In addition to considering whether the purchase of our securities is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code or any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•	the entity is an “operating company,” meaning it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first bullet. However, although we do not intend for our assets to be deemed “plan assets” under these regulations, we cannot provide assurances regarding this issue to any investor.

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Code, and applicable Similar Laws is general in nature and is not intended to be all-inclusive, nor should it be construed as legal advice. In light of the complexity of these rules and the excise taxes, penalties, and liabilities that may be imposed on persons involved in non-exempt prohibited transactions or other violations, plan fiduciaries (or other persons considering purchasing the securities on behalf of, or with the assets of, any employee benefit plan) should consult with their own counsel regarding the consequences under ERISA, the Code and other Similar Laws. Accordingly, by acceptance of our securities, each buyer and subsequent transferee of the securities will be deemed to have represented and warranted that either (A) no portion of the assets used by the buyer or transferee to acquire and hold the securities constitutes assets of any employee benefit plan, or (B) the purchase and holding (and any conversion, if applicable) of the securities by such buyer or transferee will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation of any applicable Similar Laws.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon by Vinson & Elkins L.L.P. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed upon by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements, incorporated in this Prospectus by reference from StoneMor Partners L.P. and subsidiaries’ (the “Company’s”) Annual Report on Form 10-K, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

2,000,000 Common Units Representing Limited Partner Interests

StoneMor Partners L.P.

PROSPECTUS SUPPLEMENT

Bookrunner

RAYMOND JAMES

Senior Co-Managers

JANNEY MONTGOMERY SCOTT	WUNDERLICH

Co-Managers

BB&T CAPITAL MARKETS	LADENBURG THALMANN

April 15, 2016